Exhibit 6.24

Date: 5/14/2024

To: John Dames

Position: CTO

Subject: Salary Adjustment Notification

Dear John,

I am pleased to inform you that after a thorough review of your performance, contributions, and the invaluable role you play in our team, we have decided to adjust your salary to reflect your current level of contribution and commitment to Reticulate Micro. This adjustment is a testament to the hard work, dedication, and commitment to the mission focus of Reticulate Micro.

*N.B This does not include the post-IPO market comparable adjustment to your annual salary

Effective 1 February 2024 your new annual salary will be 220,000 before taxes and deductions. This adjustment represents a 100% increase over your current salary, aligning with our commitment to recognize and reward our employee’s contributions and the impact they have on our success.

Your performance has not only exceeded expectations in your designated responsibilities but has also contributed significantly to the team and company’s overall achievements.

We believe this salary adjustment will support your continued growth and motivation, and we look forward to your ongoing contributions and success at Reticulate Micro. Please do not hesitate to reach out to Reticulate Micro HR or your Supervisor if you have any questions regarding this salary adjustment or your employment terms. This salary adjustment does not affect any other aspect of your employment agreement, to include change of control.

Thank you once again for your hard work and dedication, and for being an essential part of our team. We are excited about our future together and confident in our continued success.

Best regards,

/s/ Joshua Cryer
Name:	Joshua Cryer
Position: President & CEO
Reticulate Micro, Inc.

Reticulate Micro

3255 Bayside Lakes Blvd, Ste 106, Palm Bay, Florida 32909

www.reticulate.io